NewsRelease

TransCanada Agrees to Sell a 49.9 percent Interest
in PNGTS to TC PipeLines, LP

Company Continues to Advance MLP Drop Down Strategy

Calgary, Alberta – November 6, 2015 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) today announced it has entered into an agreement to sell a 49.9 percent interest in Portland Natural Gas Limited Partnership (PNGTS) to its master limited partnership, TC PipeLines, LP (NYSE: TCP), for a purchase price of US$223 million. The sale is expected to close at the end of 2015, upon satisfaction of closing conditions.

“The PNGTS transaction is a continuation of our strategy to drop down the remainder of TransCanada’s U.S. natural gas pipeline assets to the TC PipeLines partnership,” said Russ Girling, TransCanada’s president and chief executive officer. “Asset sales to the partnership provide TransCanada with cash proceeds to help fund our capital program and further diversify the partnership’s asset base, positioning it for continued growth.”

The US$223 million transaction is comprised of US$188 million in cash together with the assumption of a proportionate share of PNGTS debt in the amount of US$35 million. The EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) from this 49.9 percent interest in PNGTS is expected to be approximately US$23 million in 2016. The sales agreement also provides for additional payments from TC PipeLines, LP if PNGTS is expanded in the future.

PNGTS is a 474 kilometre (295 mile) high-capacity, high-pressure interstate natural gas pipeline which began serving New England's energy needs in March 1999. The pipeline connects with the TransQuébec and Maritimes Pipeline at the Canadian border near East Hereford, Québec and delivers natural gas to customers in the U.S. northeast. It shares facilities with the Maritimes and Northeast Pipeline from Westbrook, Maine to a connection with the Tennessee Gas Pipeline System near Boston, Massachusetts.  After completion of the transaction, TransCanada will continue to hold a direct 11.8 percent interest in PNGTS.

With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,000 kilometres (42,100 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with 368 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 10,900 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest liquids delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com and our blog to learn more, or connect with us on social media and 3BL Media.

FORWARD LOOKING INFORMATION
This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Quarterly Report to Shareholders dated November 2, 2015 and 2014 Annual Report filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

TransCanada Media Enquiries:
Mark Cooper/Davis Sheremata
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta/ Lee Evans
403.920.7911 or 800.361.6522